

June 22, 2010

Mark Gallenberger
Chief Financial Officer
LTX-Credence Corporation
1355 California Circle
Milpitas, CA 95035

      Re: LTX-Credence Corporation
            Form 10-K for the Fiscal Year ended July 31, 2009
            Filed October 15, 2009
            File No. 000-10761

Dear Mr. Gallenberger:

      We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Martin James
                        Senior Assistant Chief Accountant